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Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES

        Our consolidated ratios of earnings to fixed charges for the year ended December 31, 2008, the Successor period from July 25, 2007 to December 31, 2007, the Predecessor period from January 1, 2007 to July 24, 2007 and the years ended December 31, 2006, 2005 and 2004 are as follows:

	Successor		Predecessor
				Year Ended Dec. 31,
	Year Ended Dec. 31, 2008	Jul. 25, 2007 to Dec. 31, 2007	Jan. 1, 2007 to Jul. 24, 1007
(in thousands)				2006	2005	2004
Ratio of Earnings to Fixed Charges	(a)	(b)	4.92	5.05	5.53	4.94

(a)
For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2008 was approximately $160.2 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2008, fixed charges were approximately $347.2 million.

(b)
For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the Successor period from July 25, 2007 to December 31, 2007 was approximately $148.5 million. For purposes of calculating our ratio of earnings to fixed charges for the period from July 25, 2007 to December 31, 2007, fixed charges were approximately $177.9 million.

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  Exhibit 12